UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended: December 31, 2012

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 1-13113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Telephone No: (212) 940-5305

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2012

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2012 and 2011

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 27, 2013

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Participant-directed investments, at fair value	$432,742,130	$402,769,717
Notes receivable from participants	11,040,792	11,485,484
Due from brokers for securities sold	305,099	234,114
Other receivables	277,731	223,393

Total assets	$444,365,752	$414,712,708

Liabilities
Accrued administrative expenses	$153,470	$20,622
Due to brokers for securities purchased	281,379	1,124,831
Other payables	23,736	223,393

Total liabilities	458,585	1,368,846

Net assets available for benefits, at fair value	443,907,167	413,343,862
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,045,708)	(2,808,456)

Net assets available for benefits	$440,861,459	$410,535,406

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

2012
Additions
Investment income:
Net appreciation in fair value of investments	$37,204,757
Interest and dividend income	6,364,636
Other income	621,164

Total investment gain	44,190,557

Interest income on notes receivable from participants	472,146

Contributions:
Employer	5,760,158
Participant	23,546,495
Rollover	1,694,189

Total contributions	31,000,842

Total additions	75,663,545

Deductions
Benefits paid to participants and beneficiaries	43,688,748
Administrative expenses	1,648,744

Total deductions	45,337,492

Net increase in net assets available for benefits	30,326,053
Net assets available for benefits, beginning of year	410,535,406

Net assets available for benefits, end of year	$440,861,459

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) provides only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to substantially all employees of Saks Incorporated and its subsidiaries (the “Company”), who are at least 21 years of age and have completed the minimum service hour requirement as provided for in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administrator and Trustee

The Plan is sponsored by Saks Incorporated. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan’s administrator, recordkeeper and trustee.

Contributions

The Plan allows for employer contributions, participant contributions, and rollover contributions. The Company may contribute a discretionary amount of cash to the Plan as approved by the Human Resources and Compensation Committee of the Board of Directors of the Company (“HRCC”). The Company makes contributions matching a portion of participants’ contributions up to 5% of eligible compensation that participants elect to defer each pay period. Catch-up contributions are not eligible for the employer matching contribution. The Company’s matching contributions are discretionary and the matching contribution rate can vary. In December 2010, the HRCC approved an increase in the Company matching contribution rate from 10% to 35%, effective February 2011. In December 2011, the HRCC approved an increase in the Company matching contribution rate from 35% to 40%, effective February 2012. In December 2012, the HRCC approved an increase in the Company matching contribution rate from 40% to 45%, effective January 2013.

Each year, participants may elect to make contributions to the Plan, via regular payroll deductions, up to 90% of their eligible pre-tax compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) limitations ($17,000 for 2012). The Plan places additional limitations on the amounts that highly-compensated participants, as defined by the Internal Revenue Code (the “IRC”), may contribute. Participants who are age 50 or older before the end of the plan year are eligible to make catch-up contributions, subject to certain IRS limitations ($5,500 in 2012). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions) provided such rollover contributions meet the requirements of the Plan.

Participants may direct the investment of their contributions, as well as the Company’s discretionary matching contributions, into various investment options offered by the Plan. As of December 31, 2012, the Plan offered twelve investment options, comprising eleven mutual funds and one collective investment trust fund. In addition, the Plan offers six target retirement portfolios which consist of a mix of the Plan’s mutual funds based on an expected retirement date.

Effective January 1, 2009, the Plan prohibited future contributions from being invested in, or existing assets transferred into, the Saks Incorporated Employer Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary matching contributions, and an allocation of the Plan’s investment earnings or losses. Participant accounts are also charged for withdrawals and an allocation of the Plan’s administrative expenses. Allocations are determined based on participant account balances in accordance with the Plan. Effective July 1, 2012, income earned by the Plan from revenue sharing arrangements with Wells Fargo for certain mutual funds is allocated to participants’ accounts if the participant invests in those particular mutual funds with which the Plan has a revenue sharing arrangement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

Vesting

All participants are, at all times, fully vested in all participant contributions, including catch-up and rollover contributions, plus actual earnings thereon. Plan participants vest in the Company’s discretionary matching contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Fewer than 3	0%
3 or more	100%

In addition, the vested percentage is 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined by the Plan.

Notes Receivable from Participants

A participant may borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of the vested value of his or her account, less the highest outstanding loan balance during the 12 months before the loan is issued. The maximum term for a loan is 60 months (except for loans taken for the purpose of the purchase of a primary residence, where the term can be extended up to 180 months). Loans are collateralized by the vested balance in the participant’s account and bear interest at a rate commensurate with the prime interest rate plus 1%, as established by the Plan trustee at the time of the loan. A participant may have up to two outstanding loans at any point in time. These loans are reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. At December 31, 2012 and 2011, interest rates on outstanding loans ranged from 4.25% to 10.50%.

Forfeitures

Forfeitures occur when non-vested participants terminate their employment and receive distributions of the vested value of their participant accounts or when non-vested participants terminate their employment and incur five consecutive breaks in service, as defined in the Plan. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future Company discretionary matching contributions. During 2012, $246,019 of forfeitures were used to reduce Company discretionary matching contributions. As of December 31, 2012 and 2011, the Plan had $31,048 and $28,946 of unallocated forfeitures included in net assets available for benefits, respectively.

Distribution of Benefits

Vested Plan benefits can be distributed upon retirement, death, disability, or termination of service. Participants may elect to receive a single lump sum distribution equal to the vested balance of their account, a combination of several partial lump sum distributions equal to the vested balance of their account, or periodic installments over a period not to exceed their life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants become fully vested in all individual account balances.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S.GAAP and IFRSs (“ASU 2011-04”), which amends the existing fair value guidance to improve consistency in the application and disclosure of fair value measurements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides certain clarifications to the existing guidance, changes certain fair value principles, and enhances disclosure requirements. Effective January 1, 2012, the Plan adopted ASU 2011-04. The adoption of ASU 2011-04 did not have a material impact on the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as described in Note 3, Fair Value Measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in a collective investment trust fund that holds fully benefit-responsive investment contracts. In accordance with U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust fund as well as an adjustment of the investment in the collective investment trust fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

Permitted participant-initiated withdrawals and transfers from the collective investment trust fund are allowed at any time without penalty, regardless of their frequency or amount. Any Plan sponsor-initiated withdrawal from the collective investment trust fund would require written notice of the Plan’s intent to withdraw assets one year in advance. At the discretion of the trustee, the notification period identified for withdrawals may be waived. Were the Plan to initiate a full redemption of the collective investment trust fund, the trustee may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. The Plan administrator believes that the occurrence of any events that would limit the Plan’s ability to transact at contract value with participants is not probable.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded as earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Administrative Expenses

During the year ended December 31, 2012, the Plan incurred administrative expenses of $1,648,744. Most expenses are paid by participants, whose accounts are assessed a proportional charge based on the fair value of each participant’s account as compared to the total investments held by the Plan. Certain plan expenses are paid by the Company on behalf of the Plan. During the year ended December 31, 2012, income earned from revenue sharing arrangements in the amount of $289,071 was used to pay certain administrative expenses.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Subsequent Events

Plan management has evaluated subsequent events for potential disclosure in or adjustment to the financial statements since the date of these financial statements. Based on such evaluation, no events have occurred that in the opinion of Plan management warrant disclosure or adjustment to the financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

3.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments under the fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:	Unadjusted quoted market prices in active markets for identical assets and liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Prices or valuation techniques that require inputs that are unobservable (i.e., inputs reflecting the reporting entity’s own assumptions) and significant to the fair value measurement.

There have been no changes in the valuation techniques used as of December 31, 2012 and 2011. A summary of the valuation methodologies used in the fair value measurements of the Plan’s assets and liabilities is as follows:

Collective Investment Trust Fund

Valued at the net asset value per unit (“NAV”), as reported by the trustee of the collective investment trust fund on each valuation date, without further adjustment. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Saks Incorporated Employer Stock Fund

The Saks Incorporated Employer Stock Fund is a unitized fund and is valued at the NAV per unit, as determined by the trustee of the fund on each valuation date. The fund consists of Saks Incorporated common stock and short- term cash equivalents, which provide liquidity for daily trading. Saks Incorporated common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

The following tables set forth the fair value of the Plan’s financial assets by level within the fair value hierarchy as of December 31, 2012 and December 31, 2011, respectively.

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Collective Investment Trust Fund:
Stable value	$108,070,116	$—	$108,070,116	$—
Mutual Funds:
Large blend	54,089,621	54,089,621	—	—
Small value	42,488,105	42,488,105	—	—
Intermediate-term bond	49,922,150	49,922,150	—	—
Moderate allocation	37,612,748	37,612,748	—	—
Mid-cap blend	44,198,183	44,198,183	—	—
Foreign large blend	20,817,419	20,817,419	—	—
Large value	35,931,191	35,931,191	—	—
Large growth	31,776,116	31,776,116	—	—
Small growth	2,723,743	2,723,743	—	—
Common Stock Fund:
Saks Incorporated Employer Stock Fund	5,112,738	5,112,738	—	—

Total	$432,742,130	$324,672,014	$108,070,116	$—

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Cash	$890,712	$890,712	$—	$—
Collective Investment Trust Fund:
Stable value	110,826,008	—	110,826,008	—
Mutual Funds:
Large blend	85,612,854	85,612,854	—	—
Small value	58,026,918	58,026,918	—	—
Intermediate-term bond	42,018,474	42,018,474	—	—
Moderate allocation	34,294,320	34,294,320	—	—
Mid-cap blend	22,772,836	22,772,836	—	—
Foreign large blend	16,614,108	16,614,108	—	—
Large value	13,508,964	13,508,964	—	—
Large growth	10,883,603	10,883,603	—	—
Small growth	2,035,640	2,035,640	—	—
Common Stock Fund:
Saks Incorporated Employer Stock Fund	5,285,280	5,285,280	—	—

Total	$402,769,717	$291,943,709	$110,826,008	$—

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

4.	Investments

Investment information as of December 31, 2012 and 2011 is as follows:

	2012		2011
Cash	$—		$890,712
Collective Investment Trust Funds:
Wells Fargo Stable Return Fund N **	108,070,116	*	110,826,008	*
Mutual Funds:
Vanguard Institutional Index Fund	54,089,621	*	48,115,509	*
PIMCO Total Return Institutional	49,922,150	*	42,018,474	*
Neuberger & Berman Genesis Fund (Investor)	39,018,701	*	37,592,622	*
Neuberger & Berman Large Cap Value	—		37,497,345	*
Dodge & Cox Balanced Fund	37,612,748	*	34,294,320	*
Columbia Acorn Z Fund	25,219,903	*	22,772,836	*
Fidelity Low-Priced Stock Fund	18,978,280		17,290,467
American Funds EuroPacific Growth R6	20,817,419		16,614,108
Blackrock Equity Dividend I Fund	35,931,191	*	13,508,964
American Funds AMCAP R6	31,776,116	*	10,883,603
Columbia Small Cap Value Fund	3,469,404		3,143,829
Royce Value Plus Investment	2,723,743		2,035,640
Common Stock Fund:
Saks Incorporated Employer Stock Fund	5,112,738		5,285,280

Investments at fair value	$432,742,130		$402,769,717
Adjustment for fully benefit-responsive investment contracts	(3,045,708)		(2,808,456)

Investments	$429,696,422		$399,961,261

*	Investment exceeds five percent of the net assets available for benefits at December 31, 2012 and 2011, respectively.
**	On October 1, 2012, the Wells Fargo Stable Return Fund G was renamed the Wells Fargo Stable Return Fund N. The portfolio management, portfolio composition, investment objective and expense structure remained the same for the fund.

During the year ended December 31, 2012, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated in value as follows:

2012
Mutual funds	$36,785,272
Common stock fund	419,485

Total	$37,204,757

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

5.	Risks and Uncertainties

The Plan invests in various investment securities. Generally, all investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment instruments and the level of uncertainty related to changes in the value of these instruments, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Participants are also exposed to potential loss in the event of non-performance by the trustee or any of the entities in which the Plan invests.

6.	Income Tax Status

The IRS has determined and informed the Company by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In January 2011, the Plan filed for a new determination letter but has not yet received a response from the IRS. However, the Company and Plan administrator believe that the Plan remains in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified and the related trust continues to be tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Exempt Party-in-Interest Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan (i.e., parties-in-interest), including the Company. As the Plan sponsor, the Company is considered a party-in-interest with respect to the Plan. The Plan invests in common stock of the Company and also issues loans to participants who are employees of the Company, which both qualify as exempt party-in-interest transactions. As of December 31, 2012 and 2011, the Plan held 418,491 and 465,740 units of the Saks Incorporated Employer Stock Fund. During 2012, the Plan disposed of 41,118 units of the Saks Incorporated Employee Stock Fund for $514,217 and distributed 6,142 units to participants.

Wells Fargo is the trustee of all of the assets of the Plan and is considered a party-in-interest with respect to the Plan. During the plan year, the Plan held investments in the Wells Fargo Stable Return Fund N, which is managed by Wells Fargo. Transactions in this fund qualify as exempt party-in-interest transactions. During 2012, fees paid by the Plan to Wells Fargo amounted to $1,308,365. Amounts due from Wells Fargo for the year ended December 31, 2012 and 2011 totaled $277,731 and $223,393, respectively. Amounts due to Wells Fargo as of December 31, 2011 totaled $223,393.

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
	Vanguard Institutional Index Fund	Mutual fund	*	*	$54,089,621
	PIMCO Total Return Institutional	Mutual fund	*	*	49,922,150
	Neuberger & Berman Genesis Fund (Investor)	Mutual fund	*	*	39,018,701
	Dodge & Cox Balanced Fund	Mutual fund	*	*	37,612,748
	Columbia Acorn Z Fund	Mutual fund	*	*	25,219,903
	Fidelity Low-Priced Stock Fund	Mutual fund	*	*	18,978,280
	American Funds EuroPacific Growth R6	Mutual fund	*	*	20,817,419
	Blackrock Equity Dividend I Fund	Mutual fund	*	*	35,931,191
	American Funds AMCAP R6	Mutual fund	*	*	31,776,116
	Columbia Small Cap Value Fund	Mutual fund	*	*	3,469,404
	Royce Value Plus Investment	Mutual fund	*	*	2,723,743
*	Wells Fargo Stable Return Fund N	Collective investment trust	*	*	105,024,408	[1]
*	Saks Incorporated Employer Stock Fund	$51,145 cash equivalents; 481,597 shares of Saks Incorporated common stock	*	*	5,112,738
*	Notes Receivable from Participants	Various interest rates ranging from 4.25% - 10.50%. Various maturity dates through November 15, 2027.	*	*	11,040,792

					$440,737,214

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.
[1]	At contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401(k) Retirement Plan

Date: June 27, 2012	/s/ Kevin G. Wills
Kevin G. Wills on behalf of Saks Incorporated 401(k) Retirement Plan as Executive Vice President and Chief Financial Officer of Saks Incorporated

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm